Exhibit 99.11

Indian GAAP Consolidated

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (‘the Company’) and subsidiaries, which comprise the consolidated balance sheet as at 31 March 2015, the consolidated statement of profit and loss and consolidated cash flows statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls systems over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the consolidated balance sheet, of the state of affairs of the Company as at 31 March 2015;
(ii)	in the case of the consolidated statement of profit and loss, of the profit for the year ended on that date; and
(iii)	in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W / W-100022

Akhil Bansal

Partner
Membership No.090906

Chennai
April 24, 2015

INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Balance Sheet as at March 31,	Note	2015	2014
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	572	286
Reserves and surplus	2.2	50,164	44,244
		50,736	44,530
Minority Interests		–	–
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	50	405
		50	405
CURRENT LIABILITIES
Trade payables		140	173
Other current liabilities	2.5	6,920	5,449
Short-term provisions	2.6	8,443	6,409
		15,503	12,031
		66,289	56,966
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.7	7,685	6,056
Intangible assets	2.7	3,661	2,322
Capital work-in-progress		776	961
		12,122	9,339
Non-current investments	2.9	1,398	1,307
Deferred tax assets (net)	2.3	536	629
Long-term loans and advances	2.10	4,906	2,560
Other non-current assets	2.11	85	53
		19,047	13,888
CURRENT ASSETS
Current investments	2.9	872	3,024
Trade receivables	2.12	9,713	8,351
Cash and cash equivalents	2.13	30,367	25,950
Short-term loans and advances	2.14	6,290	5,753
		47,242	43,078
		66,289	56,966
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer

INFOSYS LIMITED AND SUBSIDIARIES

   in crore, except per share data

Consolidated Statement of Profit and Loss for the year ended March 31,	Note	2015	2014
Income from software services and products	2.15	53,319	50,133
Other income	2.16	3,430	2,664
Total revenue		56,749	52,797
Expenses
Employee benefit expenses	2.17	29,802	28,831
Deferred consideration pertaining to acquisition	2.29.1	219	228
Cost of technical sub-contractors		2,171	1,951
Travel expenses	2.17	1,818	1,697
Cost of software packages and others	2.17	1,044	982
Communication expenses	2.17	495	440
Professional charges		421	504
Depreciation and amortisation expenses	2.7	1,017	1,317
Other expenses	2.17	2,478	2,119
Total expenses		39,465	38,069
PROFIT BEFORE TAX		17,284	14,728
Tax expense:
Current tax	2.18	4,835	4,308
Deferred tax	2.18	76	(236)
PROFIT BEFORE MINORITY INTEREST/SHARE IN NET PROFIT/(LOSS) OF ASSOCIATE		12,373	10,656
Share in net profit/(loss) of associate	2.29.3	(1)	–
PROFIT FOR THE YEAR		12,372	10,656
Profit attributable to:
Owners of the company		12,372	10,656
Minority Interests		–	–
		12,372	10,656
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		108.26	93.25
Diluted		108.25	93.25
Number of shares used in computing earnings per share	2.27
Basic		114,28,05,132	114,28,05,132
Diluted		114,28,20,474	114,28,05,132
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer

INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Cash Flow Statement for the year ended March 31,		2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and after share in associate's profit		17,283	14,728
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expenses		1,017	1,317
Deferred purchase price		219	228
Interest and dividend income		(2,892)	(2,380)
Provision for bad and doubtful debts		171	138
Stock compensation expense		2	–
Reversal of contingent consideration		–	(33)
Other adjustments		80	54
Effect of exchange differences on translation of assets and liabilities		66	120
Changes in assets and liabilities
Trade receivables		(1,475)	(1,406)
Loans and advances and other assets		(221)	(1,060)
Liabilities and provisions		854	1,993
		15,104	13,699
Income taxes paid (Refer note 2.19)		(6,751)	(3,874)
NET CASH GENERATED BY OPERATING ACTIVITIES		8,353	9,825
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure (including intangible assets)		(2,255)	(2,748)
Proceeds from sale of fixed assets		8	3
Payment for acquisition of business, net of cash acquired		(1,282)	–
Payment for acquisition of interests in associate		(94)	–
Investments in liquid mutual fund units		(23,892)	(22,691)
Disposal of liquid mutual fund units		25,096	22,383
Investment in certificates of deposit		–	(1,280)
Disposal of certificates of deposit		830	450
Investments in tax-free bond		–	(927)
Investments in government bonds		(1)	(5)
Redemption of government bonds		–	2
Investment in fixed maturity plan securities		(30)	(143)
Redemption of fixed maturity plan securities		157	–
Interest and dividend received		2,551	2,379
NET CASH USED/ (PROVIDED) IN INVESTING ACTIVITIES		1,088	(2,577)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid net of intercompany dividend (including corporate dividend tax)		(4,935)	(3,144)
NET CASH PROVIDED IN FINANCING ACTIVITIES		(4,935)	(3,144)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(89)	14
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,417	4,118
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		25,950	21,832
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		30,367	25,950
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer

Significant accounting policies and notes on accounts

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements”. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.21, combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealised gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting as laid down under Accounting standard (AS) 23, “Accounting for Investment in Associate in Consolidated Financial Statements” .. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value added-taxes in its consolidated statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in consolidated statement of profit and loss. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets including goodwill

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortisation and impairment. Goodwill comprises the excess of purchase consideration over the parent’s portion of equity of the subsidiary at the date on which investment in the subsidiary is made. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortisation

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	For these class of assets, based on internal assessment and independent technical evaluation carried out by external valuers the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.7)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a. Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys, Infosys BPO and Edgeverve. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and Edgeverve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and Edgeverve Systems Limited Employees' Gratuity Fund Trust, respectively Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys, Infosys BPO and Edgeverve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO and Edgeverve, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligations under the provident fund plan beyond its monthly contributions.

d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Group accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realised upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of financial statements of the foreign subsidiaries from the local currency to the reporting currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

1.14 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated statement of profit and loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated statement of profit and loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated statement of profit and loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realised. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realised. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.20 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the consolidated statement of profit and loss over the lease term.

1.21 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

2. NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2015

Amounts in the financial statements are presented in crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at March 31,
	2015	20140
Authorized
Equity shares, 5/- par value
120,00,00,000 (60,00,00,000) equity shares	600	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	572	286
114,28,05,132 (57,14,02,566) equity shares fully paid-up(2)
	572	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.27 for details of basic and diluted shares
(2)	Net of treasury shares 56,67,200 (28,33,600)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2015:

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholder was 63/- (not adjusted for bonus issue). The dividend for the year ended March 31, 2014 includes 43/- (not adjusted for bonus issue) per share of final dividend. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,233 crore, including corporate dividend tax of 615 crore.

The Board of Directors, in their meeting on October 10, 2014, declared an interim dividend of 30/- (not adjusted for bonus issue) per equity share. Further the Board of Directors, in their meeting on April 24, 2015, proposed a final dividend of 29.50/- per equity share (equivalent to 14.75 per share after 1:1 bonus issue, if approved by shareholders). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015. The total dividend appropriation for the year ended March 31, 2015 would amount to approximately 6,145 crore including corporate dividend tax of 1,034 crore.

The Board has decided to revise and increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board in its meeting held on April 24, 2015 has considered and approved and recommended a bonus issue of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be June 17, 2015, subject to shareholders’ approval. This date is proposed by the company and will be re-confirmed after shareholder approval.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2015 and March 31, 2014 are set out below :

Name of the shareholder	As at March 31, 2015		As at March 31, 2014
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	18,60,73,981	16.20	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2015 and March 31, 2014 is set out below:

Particulars	As at March 31, 2015		As at March 31, 2014
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the year	57,14,02,566	286	57,14,02,566	286
Add: Bonus shares issued (including bonus on treasury shares)	57,42,36,166	287	–	–
Less: Increase in treasury shares consequent to bonus issue	28,33,600	1	–	–
Number of shares at the end of the year	1,14,28,05,132	572	57,14,02,566	286

Stock Option Plan:

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee ( the Committee) and through the Infosys Limited Employees' Welfare Trust ( the trust). The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015 the company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement and expire seven days from the date of vesting. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortised on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Particulars	Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	–	–
Granted*	54,134	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	54,134	5
Exercisable at the end	–	–

*adjusted for bonus issue

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015 under the 2011 Plan was 2.39 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ during the year ended March 31, 2015 is less than 1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Year ended March 31, 2015
Weighted average share price ()	3,549
Exercise price ()	5
Expected volatility (%)	30 - 37
Expected life of the option (years)	1 - 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 - 9

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The weighted average fair value of RSUs on grant date was 3,355/-

During the year ended March 31, 2015, the company recorded an employee compensation expense of 2 crore in the consolidated statement of profit and loss.

2.2 RESERVES AND SURPLUS

Particulars	As at March 31,
	2015	2014
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve - Opening balance	376	276
Add: Foreign currency translation during the year	(44)	100
Foreign currency translation reserve - Closing balance	332	376
Securities premium reserve - Opening balance	3,070	3,070
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	286	–
	2,784	3,070
Stock Options Outstanding - Opening balance (Refer note 2.1)	–	–
Additions during the year	2	–
	2	–
General reserve - Opening balance	9,288	8,267
Add: Transferred from Surplus	1,217	1,021
	10,505	9,288
Other reserve - Opening balance*	3	–
Add: Transferred from Surplus	1	3
	4	3
Surplus- Opening Balance	31,453	26,041
Add: Intercompany dividend	21	13
Add: Net profit after tax transferred from Statement of Profit and Loss	12,372	10,656
Amount available for appropriation	43,846	36,710
Appropriations:
Interim dividend	1,723	1,149
Final dividend	3,388	2,469
Total dividend	5,111	3,618
Dividend tax	1,034	615
Amount transferred to other reserve	1	3
Amount transferred to general reserve	1,217	1,021
Surplus- Closing Balance	36,483	31,453
	50,164	44,244

*Under the Swiss Code of Obligation, few subsidiaries of Lodestone are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the company through difficult times, to prevent unemployment or to mitigate its consequences.

2.3 DEFERRED TAXES

in crore

Particulars	As at March 31,
	2015	2014
Deferred tax assets
Fixed assets	241	392
Trade receivables	111	47
Unavailed leave	299	268
Computer software	51	50
Accrued compensation to employees	48	43
Accumulated losses	–	4
Post sales client support	74	98
Others	30	35
	854	937
Deferred tax liabilities
Branch profit tax	316	303
Others	2	5
	318	308
Deferred tax assets after set off	536	629
Deferred tax liabilities after set off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2015 and March 31, 2014, the Group has provided for branch profit tax of 316 crore and 303 crore, respectively, for its overseas branches, as the Group estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 13 crore movement on account of exchange rate during the year ended March 31, 2015.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at March 31,
	2015	2014
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer note 2.24)	3	7
Payable for acquisition of business	–	330
Deferred income - government grant on land use rights*	47	45
Accrued salaries and benefits
Bonus and incentives	–	23
	50	405

* During the year ended March 31, 2014, Infosys Shanghai received a grant of approximately 15 crore from Government of China towards construction of campus which is yet to be completed.

2.5 OTHER CURRENT LIABILITIES

in crore

Particulars	As at March 31,
	2015	2014
Accrued salaries and benefits
Salaries and benefits	1,237	573
Bonus and incentives	869	1,021
Other liabilities
Provision for expenses	1,984	1,846
Retention monies	53	82
Withholding and other taxes payable	904	912
Gratuity obligation - unamortized amount relating to plan amendment, current (refer note 2.24)	4	4
Payable for acquisition of business	525	–
Advances received from clients	27	40
Payable by controlled trusts	177	151
Unearned revenue	1,052	660
Deferred income - government grant on land use rights	1	1
Accrued gratuity (refer note 2.24)	7	–
Unpaid dividends	3	3
Premiums held in trust (1)	–	135
Other payables	74	21
Mark-to-market forward and options contracts	3	–
	6,920	5,449

(1)	Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

2.6 SHORT-TERM PROVISIONS

in crore

Particulars	As at March 31,
	2015	2014
Provision for employee benefits
Unavailed leave	1,069	954
Others
Proposed dividend	3,388	2,469
Provision for
Tax on dividend	690	420
Income taxes (net of advance tax and TDS)	2,818	2,187
Post-sales client support and warranties and other provisions	478	379
Provision for visa related matters (Refer note 2.31)	–	–
	8,443	6,409

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Year ended March 31,
	2015	2014
Balance at the beginning	379	213
Provision recognized / (reversal)	172	142
Provision utilized	(84)	(1)
Exchange difference	11	25
Balance at the end	478	379

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

Provision towards visa related matters amounting to 219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.7 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land- Leasehold	Buildings (1)	Plant and equipment (2)	Office equipment (2)	Computer equipment (2)(3)	Furniture and fixtures (2)(3)	Leasehold improvements (3)	Vehicles	Total	Goodwill	Intellectual property rights and others (3)	Land use rights	Total
Original cost
As at April 1, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Additions/ Adjustments during the year (2)/(3)	149	273	855	280	140	778	170	22	6	2,673	1,351	1	–	1,352	4,025
Deductions/ Retirement during the year	–	–	–	(3)	(14)	(82)	(10)	(10)	(6)	(125)	–	(17)	–	(17)	(142)
Foreign exchange difference	–	–	–	–	(1)	(8)	(7)	(3)	(1)	(20)	–	–	3	3	(17)
As at March 31, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Depreciation and amortization
As at April 1, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
For the year	–	16	188	181	81	387	128	16	6	1,003	–	13	1	14	1,017
Deductions/ Adjustments during the year (3)	–	–	–	(2)	(13)	(61)	(6)	(8)	(4)	(94)	–	(16)	–	(16)	(110)
Foreign exchange difference	–	–	–	(1)	(1)	(4)	(5)	2	(1)	(10)	–	–	1	1	(9)
As at March 31, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Net book value
As at March 31, 2015	931	617	3,899	546	264	1,060	311	42	15	7,685	3,595	–	66	3,661	11,346

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2014:

in crore, except as otherwise stated

Particulars	Tangible assets										Intangible assets				Total
	Land-Freehold	Land- Leasehold	Buildings (1)	Plant and equipment (2)	Office equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Leasehold improvements	Vehicles	Total	Goodwill	Intellectual property rights	Land use rights	Total
Original cost
As at April 1, 2013	493	359	4,199	829	425	1,887	618	181	26	9,017	2,244	58	62	2,364	11,381
Additions/ Adjustments during the year	290	1	827	319	126	759	184	16	11	2,533	–	–	–	–	2,533
Deductions/ Retirement during the year	(1)	–	–	(1)	(2)	(27)	(1)	(1)	(4)	(37)	–	–	–	–	(37)
Foreign exchange difference	–	–	–	3	2	40	4	16	2	67	–	–	6	6	73
As at March 31, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Depreciation and amortization
As at April 1, 2013	–	–	1,497	565	271	1,306	417	140	14	4,210	–	30	2	32	4,242
For the year	–	–	297	138	75	657	111	18	5	1,301	–	15	1	16	1,317
Deductions/ Adjustments during the year	–	–	–	(1)	(1)	(27)	(1)	(1)	(3)	(34)	–	–	–	–	(34)
Foreign exchange difference	–	–	–	1	–	29	3	12	2	47	–	–	–	–	47
As at March 31, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
Net book value
As at March 31, 2014	782	360	3,232	447	206	694	275	43	17	6,056	2,244	13	65	2,322	8,378

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	During the year ended March 31, 2014, certain assets which were old and not in use having gross book value of 8 crore, (net book value nil) were retired.
	(3)	Includes certain assets having gross book value of 23 crore, accumulated depreciation of 14 crore and net book value of 9 crore taken over on acquisition of Panaya which was effective March 5, 2015

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Group continued with the previously assessed useful lives, charge for depreciation for the year ended March 31, 2015 would have been higher by 435 crore for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets.

in crore

Particulars	Fiscal 2016	After Fiscal 2016
Increase / (decrease) in depreciation expense	(144)	579

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

2.8 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the future minimum rental payments in respect of non-cancelable operating leases is set out below:

  in crore

Particulars	Year ended March 31,
	2015	2014
Lease rentals recognized during the year	309	319

in crore

Lease obligations payable	As at March 31,
	2015	2014
Within one year of the balance sheet date	168	251
Due in a period between one year and five years	395	563
Due after five years	168	288

Majority of the group's operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.9 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at March 31,
	2015	2014
Non-current investments
Long term investments - at cost
Others (unquoted) (refer note 2.9.1)
Investments in equity instruments	7	6
Less: Provision for equity investments	6	2
	1	4
Others (quoted)
Investments in Tax Free Bonds (refer note 2.9.2)	1,300	1,300
Investment in Government Bonds (refer note 2.9.2)	4	3
	1,304	1,303
Long term investments - equity method
Trade (unquoted)
Investment in Associate
DWA Nova LLC (refer note 2.21)	93	–
	93	–
Total Non-current investments	1,398	1,307
Current investments
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer note 2.9.3)	30	143
	30	143
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer note 2.9.4)	842	2,051
Certificates of deposit (refer note 2.9.4)	–	830
	842	2,881
Total Current investments	872	3,024
Total Investments	2,270	4,331
Aggregate amount of quoted investments excluding interest accrued but not due of 48 crore included under Note 2.14 Short term Loans and advances	1,334	1,446
Market value of quoted investments	1,376	1,391
Aggregate amount of unquoted investments	942	2,887
Aggregate amount of provision made for non-current unquoted investments	6	2

Gain on sale of Investment is 14 crore for year ended March 31, 2015 ( Nil for year ended March 31, 2014).

2.9.1 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2

Global Innovation and Technology Alliance
10,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	1	–
	7	6
Less: Provision for investment	6	2
	1	4

2.9.2 Details of Investments in Tax Free Bonds & Government Security Bond

The balances held in tax free bonds as at March 31, 2015 and March 31, 2014 is as follows:

in crore

Particulars		As at March 31, 2015		As at March 31, 2014
	Face Value	Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	51	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
		64,56,450	1,300	64,56,450	1,300

The balance held in Government Security Bond as at March 31, 2015 and March 31, 2014 is as follows:

in crore

Particulars		As at March 31, 2015		As at March 31, 2014
	Face Value	Units	Amount	Units	Amount
Philippine Government RPGB 1 5/8	134	–	–	2,00,000	3
Fixed Rate Treasury Notes 1.625 PCT MAT DATE 25 APR 2016	140	260,000	4	–	–
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	20,000	–	–	–
		280,000	4	200,000	3

2.9.3 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plan as at March 31, 2015 is as follows:

in crore

Particulars	Face Value	Units	Amount
SBI debt Fund series A-28-Growth -direct-367 days	10	1,25,00,000	13
SBI debt Fund series A-31-Growth -direct-367 days	10	75,00,000	7
UTI Fixed Term Income Fund Series XIX - III (368 days)	10	1,00,00,000	10
		3,00,00,000	30

The balances held in Fixed Maturity Plan as at March 31, 2014 is as follows:

in crore

Particulars	Face Value	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	10	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	10	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	10	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	10	2,50,00,000	25
ICICI Prudential FMP Series 68-368 Days Plan G Direct Plan Cumulative	10	2,00,00,000	20
ICICI Prudential FMP Series 73-368 Days Plan D Direct Plan Cumulative	10	1,00,00,000	10
Birla Sun Life Interval Income Fund-Annual Plan IX-Gr-Direct	10	1,00,00,000	10
Birla Sun Life Fixed Term Plan- Series KQ368-Gr. Direct	10	30,00,000	3
		14,30,00,000	143

2.9.4 Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
Reliance Mutual Fund- Liquid	4,08,049	45
Birla Sunlife Mutual Fund.- Liquid	47,37,327	48
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	3,05,99,026	842

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	19,89,646	200
IDFC Cash Fund Daily Dividend - Direct Plan	28,34,797	284
Tata Liquid Fund Direct Plan - Daily Dividend	27,93,482	311
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	13,251	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct-Reinvestment	2,49,95,687	250
Templeton India Treasury Management Account Super Institutional Plan - Direct	2,87,986	29
ICICI Prudential Liquid-Direct Plan-Daily Dividend	10,43,402	10
	37,45,73,818	2,051

The balances held in certificates of deposit as at March 31, 2014 is as follows:

in crore

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	7,500	70
HDFC Bank	100,000/-	5,000	46
Central Bank of India	100,000/-	2,500	23
Vijaya	100,000/-	2,500	23
		89,000	830

2.10 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2015	2014
Unsecured, considered good
Capital advances	664	871
Security deposits	68	60
Rental deposits	47	60
Other loans and advances
Advance income taxes (net of provisions)	4,089	1,522
Prepaid expenses	7	9
Loans and advances to employees
Housing and other loans	31	38
	4,906	2,560
Unsecured, considered doubtful
Loans and advances to employees	12	8
	4,918	2,568
Less: Provision for doubtful loans and advances to employees	12	8
	4,906	2,560

2.11 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at March 31,
	2015	2014
Others
Advance to gratuity trust (refer note 2.24)	27	10
Restricted deposits (refer note 2.28)	58	43
	85	53

2.12 TRADE RECEIVABLES (1)

in crore

Particulars	As at March 31,
	2015	2014
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	182	144
Less: Provision for doubtful debts	182	144
	–	–
Other debts
Unsecured
Considered good	9,713	8,351
Considered doubtful	184	70
	9,897	8,421
Less: Provision for doubtful debts	184	70
	9,713	8,351
	9,713	8,351

2.13 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at March 31,
	2015	2014
Cash on hand	–	–
Balances with banks
In current and deposit accounts	26,195	22,342
Others
Deposits with financial institutions	4,172	3,608
	30,367	25,950
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	311	182
Balances with banks held as margin money deposits against guarantees	185	200

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of 364 crore and 318 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at March 31,
	2015	2014
In current accounts
ANZ Bank, Taiwan	4	1
Banamex Bank, Mexico	11	–
Bank of America, Mexico	26	4
Bank of America, USA	716	713
Bank Zachodni WBK S.A, Poland	4	–
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Barclays Bank, UK	10	112
Bank Leumi, USA	22	–
Bank Leumi, (Euro account)	3	–
Bonz Bank, Australia	–	2
China Merchants Bank, China	4	2
China Merchants Bank, China (U.S Dollar Account)	–	2
Citibank N.A, China	20	51
Citibank NA, China (U.S. Dollar account)	24	–
Citibank N.A, Costa Rica	5	1
Citibank EEFC, Czech Republic (U.S. Dollar account)	–	1
Citibank N.A., Czech Republic	6	1
Citibank N.A., Australia	25	78
Citibank N.A., Brazil	27	36
CitiBank N.A., Dubai	1	–
Citibank N.A., India	7	2
Citibank N.A., Japan	20	11
Citibank N.A., New Zealand	6	2
Citibank N.A., Singapore	2	4
Citibank N.A., South Africa	3	4
Citibank N.A., Philippines, (U.S. Dollar account)	1	–
Citibank N.A., Thailand	–	1
CitiBank N.A., EEFC (U.S. Dollar account)	2	–
Commerzbank, Germany	19	7
Credit Industriel et Commercial Bank, France	1	5
Deutsche Bank, India	5	8
Deutsche Bank, Philippines	3	6
Deutsche Bank, Philippines (U.S. Dollar account)	3	29
Deutsche Bank, Poland	19	1
Deutsche Bank, Poland (Euro account)	1	–
Deutsche Bank- EEFC (Australian Dollar account)	–	8
Deutsche Bank-EEFC (Euro account)	3	8
Deutsche Bank-EEFC (Swiss Franc account)	5	1
Deutsche Bank-EEFC (U.S. Dollar account)	8	64
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	5	11
Deutsche Bank, Belgium	13	12
Deutsche Bank, Czech Republic	6	2
Deutsche Bank, Czech Republic (Euro account)	2	8
Deutsche Bank, Czech Republic (U.S. Dollar account)	20	14
Deutsche Bank, France	2	5
Deutsche Bank, Germany	8	33
Deutsche Bank, Netherlands	2	17
Deutsche Bank, Russia	–	2
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	5	10
Deutsche Bank, Spain	1	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, United Kingdom	25	74
HSBC Bank, Brazil	3	3
HSBC Bank, Hong Kong	44	–
ICICI Bank, India	30	36
ICICI Bank-EEFC (Euro account)	–	1
ICICI Bank-EEFC (U.S. Dollar account)	14	16
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	–	1
ING, Belgium	–	3
Nordbanken, Sweden	3	17
Punjab National Bank, India	7	4
Raiffeisen Bank, Romania	–	1
Royal Bank of Scotland, China	45	38

Particulars	As at March 31,
	2015	2014
Royal Bank of Canada, Canada	16	22
Royal Bank of Scotland, China (U.S. Dollar account)	47	6
Shanghai Pudong Development Bank, China	–	1
Santander Bank, Argentina	2	1
Santander Bank, Spain	1	–
State Bank of India, India	2	9
Silicon Valley Bank, USA	66	–
Silicon Valley Bank, (Euro account)	16	–
Silicon Valley Bank, (United Kingdom Pound Sterling account)	5	–
UBS AG (U.S. Dollar Account)	2	1
UBS AG, Switzerland	12	5
UBS AG, Switzerland (United Kingdom Pound Sterling account)	1	–
UBS AG, Switzerland (Euro Account)	4	1
Wells Fargo Bank N.A., USA	38	–
Westpac, Australia	6	5
	1,470	1,545

in crore

Particulars	As at March 31,
	2015	2014
In deposit accounts
Allahabad Bank	200	1,011
Andhra Bank	171	753
Axis Bank	1,495	1,080
Bank of Baroda	2,394	2,205
Bank of India	2,691	2,541
Canara Bank	3,006	2,211
Central Bank of India	1,383	1,555
Citibank N.A., China	–	19
Corporation Bank	1,277	1,134
Deutsche Bank, Poland	121	125
Development Bank of Singapore	35	–
HDFC Bank	2,097	–
ICICI Bank	3,166	2,999
IDBI Bank	856	1,713
Indusind Bank	75	25
ING Vysya Bank	100	200
Indian Overseas Bank	651	718
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	5	25
National Australia Bank Limited, Australia	87	91
Oriental Bank of Commerce	1,580	91
Punjab National Bank	592	80
South Indian Bank	27	25
Syndicate Bank	407	863
Union Bank of India	1,051	20
Vijaya Bank	466	855
Yes Bank	604	230
	24,537	20,594
In unpaid dividend accounts
HDFC Bank-Unpaid dividend account	1	1
ICICI Bank-Unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	128	142
State Bank of India	57	58
	185	200
Deposits with financial institutions
HDFC Limited	4,172	3,608
	4,172	3,608
Total cash and cash equivalents as per Balance Sheet	30,367	25,950

2.14 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2015	2014
Unsecured, considered good
Others
Advances
Prepaid expenses	98	116
For supply of goods and rendering of services	79	92
Withholding and other taxes receivable	1,364	1,052
Others	9	12
	1,550	1,272
Restricted deposits (refer note 2.28)	1,100	979
Unbilled revenues	2,845	2,810
MAT credit entitlement	–	16
Interest accrued but not due	444	98
Loans and advances to employees	222	208
Security deposits	4	10
Rental deposits	24	10
Premiums held in trust (1)	–	135
Mark-to-market forward and options contracts	101	215
	6,290	5,753

(1)	Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.15 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Year ended March 31,
	2015	2014
Income from software services	51,666	48,305
Income from software products	1,653	1,828
	53,319	50,133

2.16 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2015	2014
Interest received on deposits with banks and others	2,734	2,226
Dividend received on investment in mutual fund units	158	154
Gain on sale of Investments	14	–
Gains / (losses) on foreign currency, net	480	222
Miscellaneous income, net	44	62
	3,430	2,664

2.17 EXPENSES

in crore

Particulars	Year ended March 31,
	2015	2014
Employee benefit expenses
Salaries and bonus including overseas staff expenses	29,022	28,194
Contribution to provident and other funds	646	529
Employee compensation expense (Refer note 2.1)	2	–
Staff welfare	132	108
	29,802	28,831
Travel expenses	1,818	1,697
	1,818	1,697
Cost of software packages and others
For own use	855	788
Third party items bought for service delivery to clients	189	194
	1,044	982
Communication expenses	495	440
	495	440

in crore

Particulars	Year ended March 31,
	2015	2014
Other expenses
Office maintenance	420	385
Power and fuel	219	219
Brand building	158	88
Rent	309	319
Rates and taxes, excluding taxes on income	126	101
Repairs to building	99	40
Repairs to plant and machinery	76	46
Computer maintenance	125	108
Consumables	44	30
Insurance charges	53	52
Provision for post-sales client support and warranties	39	54
Commission to non-whole time directors	9	9
Provision for bad and doubtful debts and advances	175	142
Auditor's remuneration
Statutory audit fees	5	5
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	12	9
Contributions towards CSR (Refer note 2.30)	254	–
Others	355	512
	2,478	2,119

2.18 TAX EXPENSE

in crore

Particulars	Year ended March 31,
	2015	2014
Current tax
Income taxes	4,835	4,308
Deferred taxes	76	(236)
	4,911	4,072

Income tax expense for the year ended March 31, 2015 and March 31, 2014 is reversals (net of provisions) of 158 crore and 22 crore pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by 172 crore for the year ended March 31, 2015(Refer note 2.7).

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at March 31,
	2015	2014
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	43	37
Claims against the Company, not acknowledged as debts(1)	264	182
[Net of amount paid to statutory authorities 3,598 crore (1,745 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	1,574	1,363

(1)	Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of tax of 3,337 crore (1,548 crore), including interest of 964 crore (430 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. These demands were paid to statutory tax authorities which includes 1,788 crore paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. For matter of fiscal 2006, the Commissioner of Income tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.20 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at March 31,
	2015		2014
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	716	4,475	751	4,500
In Euro	67	447	64	531
In GBP	73	671	77	772
In AUD	98	466	75	415
In CAD	12	59	–	–
In SGD	25	114	–	–
Options outstanding
In USD	–	–	20	120
		6,232		6,338

As of the Balance Sheet date, the Group's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 568 crore (539 crore as at March 31, 2014).

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

    in crore

Particulars	As at March 31,
	2015	2014
Not later than one month	1,484	1,185
Later than one month and not later than three months	3,781	2,795
Later than three months and not later than one year	967	2,358
	6,232	6,338

The Group recognized a gain on derivative financial instruments of 514 crore and loss of 253 crore during the year ended March 31, 2015 and March 31, 2014, respectively, which is included in other income.

2.21 RELATED PARTY TRANSACTIONS

Name of subsidiaries	Country	Holding as at March 31,
		2015	2014
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas Inc., (Infosys Americas) (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(11)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(7)	Australia	–	99.98%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (4)	Australia	100%	100%
Edgeverve Systems Limited (Edgeverve) (10)	India	100%	100%
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc. (5)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (5)	Australia	100%	100%
Lodestone Management Consultants AG (5)	Switzerland	100%	100%
Lodestone Augmentis AG (8)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (5)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (5)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (5)	Singapore	100%	100%
Lodestone Management Consultants SAS (5)	France	100%	100%
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (5)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (5)	China	100%	100%
Lodestone Management Consultants Ltd. (5)	UK	100%	100%
Lodestone Management Consultants B.V. (5)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (6)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (5)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (5)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (5)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (5)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(12)(13)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(14)	U.S.	100%	–
Panaya Inc.(15)	U.S.	100%	–
Panaya Ltd.(16)	Israel	100%	–
Panaya Gmbh(16)	Germany	100%	–
Panaya Pty Ltd.(16)	Australia	–	–
Panaya Japan Co. Ltd.(16)	Japan	100%	–

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiary of Infosys BPO.
(4)	Under liquidation
(5)	Wholly owned subsidiary of Lodestone Holding AG
(6)	Majority owned and controlled subsidiary of Lodestone Holding AG
(7)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(8)	Wholly owned subsidiary of Lodestone Management Consultant AG
(9)	Liquidated effective December 31, 2013
(10)	Incorporated effective February 14, 2014.
(11)	Incorporated effective February 14, 2014.
(12)	Wholly owned subsidiary of Infosys Public Services, Inc.
(13)	Incorporated effective December 19, 2014.
(14)	Incorporated effective January 23, 2015.
(15)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc.
(16)	Wholly owned subsidiary of Panaya Inc. Refer note 2.29.2

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates		Holding as at March 31,
	Country	2015	2014
DWA Nova LLC(1)	U.S.	20%	–

(1) Associate of Infosys Nova Holdings LLC.Refer note below

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Edgeverve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Edgeverve
Edgeverve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Edgeverve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Notes 2.24, 2.25 and 2.26 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors	Executive council members (*)
S. D. Shibulal (resigned effective July 31, 2014)	U. Ramadas Kamath
Srinath Batni (resigned effective July 31, 2014)	Chandrashekar Kakal#
V. Balakrishnan (resigned effective December 31, 2013)	Nandita Gurjar
Ashok Vemuri (resigned effective September 12, 2013)	Stephen R. Pratt (resigned effective January 31, 2014)
B. G. Srinivas (resigned effective June 10, 2014)	Basab Pradhan (resigned effective July 12, 2013)
U B Pravin Rao (effective January 10, 2014)	Prasad Thrikutam#
Dr. Vishal Sikka (appointed effective June 14, 2014)	Rajiv Bansal
Srikantan Moorthy (effective April 1, 2013)
Non-whole-time directors	Sanjay Purohit (effective April 1, 2013)
N. R. Narayana Murthy (resigned effective October 10, 2014)	Ranganath D Mavinakere (effective August 19, 2013)
S. Gopalakrishnan (resigned effective October 10, 2014)	Binod Hampapur Rangadore (effective August 19, 2013)
K.V.Kamath	Nithyanandan Radhakrishnan (effective August 19, 2013)#
Deepak M. Satwalekar (retired effective November 13, 2013)	V.G. Dheeshjith (effective November 1, 2013)
Dr. Omkar Goswami (retired effective December 31, 2014)	Eric Paternoster (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Ganesh Gopalakrishnan (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Gautam Thakkar (effective November 1, 2013)#
R. Seshasayee	Haragopal Mangipudi (effective November 1, 2013)#
Ann M. Fudge (retired effective June 14, 2014)	Jackie Korhonen (appointed effective November 1, 2013)#
Ravi Venkatesan	Manish Tandon (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	K Muralikrishna (effective November 1, 2013)#
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	S Ravi Kumar (effective November 1, 2013)
Carol M. Browner (appointed effective April 29, 2014)	Ronald Hafner (effective November 1, 2013)
Prof. John W. Etchemendy (appointed effective December 4, 2014)	Sanjay Jalona (effective November 1, 2013)
Ms Roopa Kudva (appointed effective February 4, 2015)	Subrahmanyam Goparaju (appointed effective November 1, 2013 and resigned effective December 27, 2013)
(*) Executive Council dissolved effective April 1, 2014.	# since resigned

Executive Officers (effective April 1, 2014)

Rajiv Bansal, Chief Financial Officer

Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)

Parvatheesam K, Company Secretary (resigned effective January 10, 2015)

David D. Kennedy, General Counsel (effective November 1, 2014)

Related party transactions:

Transaction with associate:

in crore

Particulars	Year ended March 31, 2015
Financing transactions
Investment in DWA Nova*	94
94

* During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The company invested 94 crore to form a new company alongwith Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

     in crore

Particulars	Year ended March 31,
	2015	2014
Salaries and other employee benefits to whole-time directors and members of executive council (1)(2)	30	62
Commission and other benefits to non-executive/independent directors	9	10
Total	39	72

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of 2 crore.

2.22 RESEARCH AND DEVELOPMENT EXPENDITURE

        in crore

Particulars	Year ended March 31,
	2015	2014
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	160	261
Other R&D Expenditure
Capital Expenditure	15	–
Revenue Expenditure	513	633
Total R&D Expenditure
Capital Expenditure	15	–
Revenue Expenditure	673	894

(1)	During the year ended March 31, 2015, and March 31, 2014, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 160 crore and Nil for the year ended March 31, 2015 and 261 crore and Nil towards revenue and capital expenditure for the year ended March 31, 2014.

2.23 SEGMENT REPORTING

The Groups operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective year ended March 31, 2014, the Group reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the group.

Fixed assets used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2015 and March 31, 2014:

      in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	17,721	12,470	10,562	8,966	3,600	53,319
	16,810	11,477	9,668	8,764	3,414	50,133
Identifiable operating expenses	8,384	6,322	5,011	4,083	1,791	25,591
	7,793	5,859	4,344	4,127	1,782	23,905
Allocated expenses	4,147	3,053	2,578	2,194	881	12,853
	4,163	2,993	2,516	2,285	890	12,847
Segmental operating income	5,190	3,095	2,973	2,689	928	14,875
	4,854	2,625	2,808	2,352	742	13,381
Unallocable expenses						1,021
						1,317
Other income						3,430
						2,664
Profit before tax						17,284
						14,728
Tax expense						4,911
						4,072
Share in net profit/(loss) of associate						(1)
						–
Profit for the period						12,372
						10,656

Geographic Segments

Year ended March 31, 2015 and March 31, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	32,794	12,829	1,284	6,412	53,319
	30,413	12,250	1,294	6,176	50,133
Identifiable operating expenses	15,647	6,260	704	2,980	25,591
	14,485	6,049	663	2,708	23,905
Allocated expenses	8,021	3,120	268	1,444	12,853
	8,005	3,114	277	1,451	12,847
Segmental operating income	9,126	3,449	312	1,988	14,875
	7,923	3,087	354	2,017	13,381
Unallocable expenses					1,021
					1,317
Other income, net					3,430
					2,664
Profit before tax					17,284
					14,728
Tax expense					4,911
					4,072
Share in net profit/(loss) of associate					(1)
					–
Profit for the period					12,372
					10,656

2.24 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in crore

Particulars	As at March 31,
	2015	2014
Obligations at year beginning	707	652
Service cost	95	99
Interest cost	60	47
Actuarial (gain)/ loss	70	9
Benefits paid	(116)	(100)
Curtailment gain	–	–
Obligations at year end	816	707
Change in plan assets
Plan assets at year beginning, at fair value	717	681
Expected return on plan assets	69	63
Actuarial gain/(loss)	4	(3)
Contributions	162	76
Benefits paid	(116)	(100)
Plan assets at year end, at fair value	836	717
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	836	717
Present value of the defined benefit obligations at the end of the year	816	707
Asset recognized in the balance sheet	27	10
Liability recognized in the balance sheet	(7)	–
Assumptions
Interest rate	7.80%	9.20%
Estimated rate of return on plan assets	9.50%	9.55%
Weighted expected rate of salary increase	8.00%	8.00%

in crore

Particulars	As at March 31,
	2015	2014	2013	2012	2011
Obligations at year end	816	707	652	600	480
Plan assets at year end, at fair value	836	717	681	613	480
Funded Status Surplus	27	10	29	13	–
Funded Status Deficit	(7)	–	–	–	–
Experience adjustments:
(Gain)/loss:
Experience adjustment on plan liabilities	15	16	(50)	14	20
Experience adjustment on plan assets	(4)	3	–	–	1

Net gratuity cost for the year ended March 31, 2015 and March 31, 2014 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2015	2014
Gratuity cost for the year
Service cost	95	99
Interest cost	60	47
Expected return on plan assets	(69)	(63)
Actuarial (gain)/loss	66	12
Plan amendment amortisation	(4)	(4)
Net gratuity cost	148	91
Actual return on plan assets	73	60

As at March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately 165 crore to the gratuity trust during fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2015 and March 31, 2014 amounted to 7 crore and 11 crore, respectively and disclosed under 'Other long-term liabilities and 'other current liabilities'.

2.25 PROVIDENT FUND

The Group contributed 345 crore and 295 crore towards provident fund during the year ended March 31, 2015 and March 31, 2014, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	2015	2014	2013	2012	2011
Plan assets at year end, at fair value	2,912	2,817	2,399	1,816	1,579
Present value of benefit obligation at year end	2,912	2,817	2,399	1,816	1,579
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2015	2014
Government of India (GOI) bond yield	7.80%	9.20%
Remaining term of maturity (in years)	7	8
Expected guaranteed interest rate	8.75%	8.75%

2.26 SUPERANNUATION

The Company contributed 215 crore and 202 crore to the superannuation trust during the year ended March 31, 2015 and March 31, 2014, respectively.

2.27 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2015	2014
Number of shares considered as basic weighted average shares outstanding*	114,28,05,132	114,28,05,132
Add: Effect of dilutive issues of shares/stock options	15,342	–
Number of shares considered as weighted average shares and potential shares outstanding	114,28,20,474	114,28,05,132

* adjusted for bonus issue. Refer Note 2.1

2.28 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2015 include 1,158 crore (1,022 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.29 INVESTMENT IN SUBSIDIARIES

2.29.1 INVESTMENT IN LODESTONE HOLDING AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of 219 crore and 228 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the year ended March 31, 2015 and March 31, 2014.

2.29.2 INVESTMENT IN PANAYA INC.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The following are the assets and liabilities taken over on acquisition of Panaya:

Component	Purchase price allocated
Fixed assets	9
Net current assets	38
47
Goodwill	1,351
Total consideration	1,398

The amounts of revenue and net loss of Panaya since the acquisition date included in the statement of profit and loss for the year ended March 31, 2015 is 12 crore and 6 crore, respectively.

2.29.3 PROPOSED INVESTMENTS

On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million (approximately 750 crore) including a deferred component and retention bonus.

2.30 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.31 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of 219 crore related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.32 EDGEVERVE SYSTEMS LIMITED

Edgeverve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys had authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million (approximately 421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

2.33 FINACLE AND EDGESERVICES

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and EdgeServices to Edgeverve is at an estimated consideration of upto 3,400 crore and upto 220 crore respectively.

2.34 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

   in crore

Statement of Profit and Loss for the	Year ended March 31,
	2015	2014
Income from software services and products	53,319	50,133
Software development expenses	31,845	30,804
GROSS PROFIT	21,474	19,329
Selling and marketing expenses	2,946	2,625
General and administration expenses	3,657	3,323
	6,603	5,948
OPERATING PROFIT BEFORE DEPRECIATION	14,871	13,381
Depreciation and amortisation	1,017	1,317
OPERATING PROFIT	13,854	12,064
Other income	3,430	2,664
PROFIT BEFORE TAX	17,284	14,728
Tax expense:
Current tax	4,835	4,308
Deferred tax	76	(236)
PROFIT BEFORE MINORITY INTEREST/SHARE IN NET PROFIT/(LOSS) OF ASSOCIATE	12,373	10,656
Share in net profit/(loss) of associate	(1)	–
PROFIT FOR THE PERIOD	12,372	10,656
Profit attributable to:
Owners of the company	12,372	10,656
Minority Interests	–	–
	12,372	10,656

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer